UNI[illegible] 09057583
SECURITIESANDE[illegible].
Washington, D.C. 20549

SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 East Wisconsin Avenue, Suite 800
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence A. Totsky (414) 390-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 1800	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence A. Totsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Distributors, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

NOTARY PUBLIC
LINDA L. ROSEN
STATE OF WISCONSIN

Lawrence A. Totsky
Signature

Chief Financial Officer
Title

Linda L Rosen
Notary Public
my commission expires 5-24-09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Artisan Distributors LLC
Table of Contents
December 31, 2008 and 2007

Page/Schedule

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors

To the Sole Member of Artisan Distributors LLC

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Artisan Distributors LLC (the "Company"), a wholly-owned subsidiary of Artisan Partners Limited Partnership, at December 31, 2008 and 2007, and the results of its operations, changes in its member's equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 3 and 6, the Company transacts business with an affiliated entity. Because of this relationship, the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2009

Artisan Distributors LLC
Statements of Financial Condition
December 31, 2008 and 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 172,024	$ 172,024
Prepaid expenses	117,763	130,040
Funds on deposit	32,461	4,842
Total assets	$ 322,248	$ 306,906

LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 17,250	$ 16,500
Member's equity:		
Paid-in capital	2,124,517	1,808,087
Accumulated deficit	(1,819,519)	(1,517,681)
Total member's equity	304,998	290,406
Total liabilities and member's equity	$ 322,248	$ 306,906

The accompanying notes are an integral part of the financial statements.

Artisan Distributors LLC
Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007
Income:		
Miscellaneous income	$ -	$ 35,000
Expenses:		
Registration expenses	159,551	167,712
Professional fees	101,131	45,074
Marketing and advertising expenses	39,600	33,040
Other	1,556	4,557
Total expenses	301,838	250,383
Net loss	$ (301,838)	$ (215,383)

The accompanying notes are an integral part of the financial statements.

Artisan Distributors LLC
Statements of Changes in Member's Equity
For the years ended December 31, 2008 and 2007

	2008	2007
Paid-in capital:		
Balance at beginning of year	$ 1,808,087	$ 1,545,756
Capital contributions from Artisan Partners Limited Partnership	316,430	262,331
Balance at end of year	2,124,517	1,808,087
Accumulated deficit:		
Balance at beginning of year	(1,517,681)	(1,302,298)
Net loss	(301,838)	(215,383)
Balance at end of year	(1,819,519)	(1,517,681)
Total member's equity	$ 304,998	$ 290,406

The accompanying notes are an integral part of the financial statements.

Artisan Distributors LLC
Statements of Cash Flows
For the years ended December 31, 2008 and 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(301,838)	$	(215,383)
Adjustments to reconcile net loss to net cash used in operating activities:				
Change in:				
Prepaid expenses and funds on deposit		(15,342)		(6,548)
Accounts payable		750		600
Net cash used in operating activities		(316,430)		(221,331)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contributions from Artisan Partners Limited Partnership		316;430		262,331
Net cash provided by financing activities		316,430		262,331
Net change in cash and cash equivalents		-		41,000
Cash and cash equivalents, beginning of year		172,024		131,024
Cash and cash equivalents, end of year	$	172,024	$	172,024

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations

Artisan Distributors LLC (the "Company") was formed as a limited liability company in the State of Wisconsin. The Company's exclusive activity is to act as principal distributor of the shares of Artisan Funds, Inc., a registered open-end, diversified, management investment company, presently consisting of eleven no-load mutual funds. The Company's sole member is Artisan Partners Limited Partnership ("Artisan Partners"), a registered investment adviser, which acts as the adviser to Artisan Funds, Inc.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash and cash equivalents
The Company defines cash and cash equivalents as all highly liquid investments with original maturities of 90 days or less. Cash and cash equivalents are stated at cost which approximates fair value.

Prepaid expenses and funds on deposit
Prepaid expenses represent registration expenses paid to the Financial Industry Regulatory Authority, Inc. ("FINRA"). Registration expenses are calculated on a per agent basis. All agents of the Company are employees of Artisan Partners. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition
The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Inc. In 2007, the Company received payment from FINRA as a result of the consolidation of the National Association of Securities Dealers and the New York Stock Exchange Member regulation. This payment was recorded as Miscellaneous income on the Statement of Operations.

3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners and recorded on the books and records of Artisan Partners.

4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

5. Commitments and Contingencies

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.00 and net capital was $154,774, which was $129,774 in excess of the minimum capital required of $25,000. Artisan Partners has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

Artisan Distributors LLC
Supplementary Schedules
December 31, 2008

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1

Net capital		
Total member's equity	$	304,998
Total member's equity qualified for net capital	$	304,998
Total capital and allowable subordinated liabilities	$	304,998
Deduction of total nonallowable assets		150,224
Net capital before haircuts on securities		154,774
Haircuts on securities		-
Net capital	$	154,774
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	17,250
Total aggregate indebtedness	$	17,250
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	129,774
Percentage of aggregate indebtedness to net capital		11%

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Artisan Distributors LLC claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l) which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

SCHEDULE III

Reconciliation Pursuant to Rule 17a-5(d)(4)

No differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2008.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Sole Member of Artisan Distributors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Artisan Distributors LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determinations of compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2009

END